Exhibit 99.1

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Closes Previously Announced Private Placement

Toronto, Ontario (April 20, 2015) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the closing of its previously announced non-brokered private placement pursuant to which Alamos subscribed for approximately 27.9 million common shares of AuRico Gold Inc. (“AuRico”), representing approximately 9.9% of AuRico’s outstanding common shares after giving effect to the private placement. The common shares were acquired at a price of US$2.99 per share, equal to AuRico’s closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of approximately US$83.3 million.

The common shares issued pursuant to the private placement are subject to the Canadian resale rules which include a four-month restricted period before the common shares may become freely-tradeable within Canada.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of March 30, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.